Consent of Independent Public Accountants

The Board of Directors
LivePerson, Inc.

We consent to (1) the use in this Form 8-K of our audit report dated May 5, 2006 with respect to the balance sheets of Proficient Systems, Inc. as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, (2) the use in this Form 8-K of our review report dated July 28, 2006 with respect to the consolidated balance sheets of Proficient Systems, Inc. as of June 30, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the six months ended June 30, 2006 and 2005, and (3) the incorporation by reference of such reports in the registration statements on Form S-3 (Nos. 333-112019 and 333-136249) and Form S-8 (No. 333-34230) of LivePerson, Inc.

/s/ Moore Stephens Tiller LLC

Atlanta, Georgia
September 20, 2006